SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003

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                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 [X]         Form 20-F         [ ]     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-______________


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         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated December 23, 2003.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN ISRAELI PAPER MILLS LTD.
                                  (Registrant)

                                  By:  /s/ Lea Katz
                                       -----------------------------------------
                                       Name:  Lea Katz
                                       Title: Corporate Secretary

Dated:  December 23, 2003.


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                                  EXHIBIT INDEX
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      EXHIBIT NO.       DESCRIPTION
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         1.             Press release dated December 23, 2003.


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                                    EXHIBIT 1
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                                      NEWS

                                CLIENT: American Israeli
                                        Paper Mills
                        AGENCY CONTACT: Philip Y. Sardoff
                           FOR RELEASE: Immediate

         AMERICAN ISRAELI PAPER MILLS LTD. ISSUES ADDITIONAL DEBENTURES
         --------------------------------------------------------------

Hadera, Israel, December 23, 2003...American Israeli Paper Mills (ASE:AIP) (the Company) announced today that following its announcement dated December 18, 2003 regarding a private placement of debentures to institutional investors in the aggregate amount of NIS 187.609 million, the Company agreed today to issue under the same terms additional debentures in the aggregate amount of NIS 12.391 million. Therefore, the debentures issued totaled in the aggregate amount of NIS 200 million.

The debentures will not be registered for trade on the Tel-Aviv Stock Exchange.